# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DigitalBridge Group, Inc., CIK 0001679688
CUSIP: 25401T603
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 750 PARK OF COMMERCE DRIVE, SUITE 210, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 9,604,425; sole dispositive power 0; shared dispositive power 9,621,795; aggregate amount beneficially owned 9,722,332 (5.3% of the class)
  Comment: The beneficial ownership calculation relies on the 182,669,899 outstanding shares disclosed in Exhibit 2.1 of the Form 8-K by the issuer on December 30, 2025, which reports share totals as of December 26, 2025.

## Item 1. Issuer
Name of issuer: DigitalBridge Group, Inc.
Address of issuer's principal executive offices: 750 PARK OF COMMERCE DRIVE, SUITE 210, BOCA RATON, FLORIDA, 33487.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 9,722,332.00
Percent of class: 5.3%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 9,604,425.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 9,621,795.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Merrill Lynch Pierce Fenner & Smith, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Authorized Signatory (02/11/2026)